UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     December 31, 2025

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________________

Commission File Number 001-31566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Provident Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

Table of Contents

PROVIDENT BANK 401(k) PLAN

Tel: 212-885-8000 Fax: 212-697-1299 www.bdo.com	200 Park Avenue, 38th Floor New York, NY 10166

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Provident Bank 401(k) Plan
Iselin, NJ

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Provident Bank 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2023

New York, New York
June 29, 2026

Provident Bank 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets:
Investments, at fair value	338,109,858	169,732,844
Investment in fully benefit-responsive investment contracts, at contract value	11,564,827	10,934,023
Notes receivable from participants	5,249,721	3,449,869
Employer contribution receivable	130,816	237,671
Net assets available for benefits	$355,055,222	$184,354,407

See accompanying notes to financial statements.

Provident Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2025 and 2024

	2025	2024
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$37,079,931	$21,228,571
Dividend income	1,757,346	1,380,450
Interest income	182,375	183,288
Net investment income	39,019,652	22,792,309

Interest on participant notes receivable	380,795	264,879
Contributions:
Employee contributions	14,741,297	8,902,620
Employer contributions	5,227,484	1,547,195
Rollover contributions	3,642,317	4,898,174
Total contributions	23,611,098	15,347,989
Total additions	63,011,545	38,405,177

Deductions from net assets attributable to:
Benefits paid to participants	28,840,274	18,378,007
Corrective distributions	—	1,715
Administrative expenses	213,076	136,200
Total deductions	29,053,350	18,515,922
Increase in net assets available for benefits, before transfers	33,958,195	19,889,255

Transfers to the Plan from ESOP (note 1(c))	264,365	185,799
Transfers to the Plan from ESOP (note 1(e))	58,759,147	—
Transfers to the Plan from the Lakeland 401(k) Plan (note 1(d))	77,719,108	—
Increase in net assets available for benefits, after transfers	170,700,815	20,075,054
Net assets available for benefits at beginning of year	184,354,407	164,279,353
Net assets available for benefits at end of year	$355,055,222	$184,354,407

See accompanying notes to financial statements.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(1)Plan Description
Provident Bank 401(k) Plan (the “Plan”) is a voluntary, participant-directed defined contribution plan sponsored by Provident Bank (the “Bank”) and covers all eligible employees, as defined, of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Benefits Committee of Provident Bank is the Plan administrator for the Plan and is the responsible fiduciary for managing and investing Plan assets.
The following description of the Plan provides only general information. Eligible employees should refer to the Plan documents for a more complete description of the Plan’s provisions.
(a)     Eligibility
Employees of the Bank are generally eligible to participate in the Plan on the first day of the month on or after they reach age 21 if they are actively at work on that day. If they are not actively at work on that day, they become eligible on the day they return to active employment. Effective January 1, 2025, participants in the Lakeland Bancorp, Inc. Salary Savings 401(k) Plan and Trust (the "Lakeland 401(k) Plan") were eligible to participate in the Plan. All plan participants are eligible for profit-sharing contributions effective January 1, 2025.

(b)     Employee Contributions
Participants may elect to make tax deferred and after-tax ("Roth") contributions up to the maximum amount allowed by the Internal Revenue Service (“IRS”) or the Plan Document. Participants may also rollover account balances of previous employer sponsored qualified retirement plans.
All new employees are automatically enrolled in the Plan 30 days after they first become eligible with an automatic participant contribution percentage of 4% of eligible compensation. In addition, for auto-enrolled participants, the contribution percentage will be automatically increased by 1% on or around each January 1 until it reaches 10%. Enrolled participants may change their contribution rates at any time, including selecting not to contribute to the Plan.

A participant may make “catch-up” contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution limit for the years ended December 31, 2025 and 2024 is $7,500. For the year ended December 31, 2025, a participant may make “super catch-up” contributions if the maximum annual amount of regular contributions is made and the participant is between ages 60 and 65. The maximum allowable super catch-up contribution limit for the year ended December 31, 2025 is $11,250. Catch-up contributions are not eligible for the employer’s matching contributions. Tax law requires that a participant's catch-up contributions be reclassified as regular contributions if the participant elects catch-up contributions and fails to make the maximum allowable regular 401(k) contribution.
(c) Employee Stock Ownership Plan (“ESOP”) Diversification - Transfers to the Plan
Effective January 1, 2012, participants in the ESOP, a separate plan sponsored by the Bank, who have both attained age 55 and completed ten years of participation in the Plan, have had an annual option to diversify their holdings.
For each of the first five ESOP Plan years in the qualified participant election period of six years, the participant may elect to diversify an amount which does not exceed 25% of the number of shares allocated to their ESOP account since the inception of the ESOP, less all shares with respect to which an election under this provision has already been made. For the last year of the qualified election period, the participant may elect to diversify up to 50 percent of the value of their ESOP

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

account, less all shares with respect to which an election under this provision has already been made. Once diversification is elected, the funds will be transferred from the ESOP to the Plan.
In 2025 and 2024, approximately $264,000 and $186,000 were transferred into the Plan, respectively, in connection with ESOP diversification.

(d) Lakeland Bancorp, Inc. Salary Savings 401(k) Plan and Trust (“Lakeland 401(k) Plan”) – Transfer to the Plan
Following the merger of Lakeland Bancorp and the Bank on May 15, 2024, participation in the Lakeland 401(k) Plan continued until December 31, 2024. Beginning January 1, 2025, Lakeland 401(k) Plan participants were eligible to enroll in and contribute to the Plan. Effective April 1, 2025, the Lakeland 401(k) Plan was merged with and into the Plan. The Plan assets were transferred on April 8, 2025, from the trustee John Hancock Trust Company LLC and transferred to Principal Trust Company with a final de minimis liquidation during May 2025. The blackout period was from March 31, 2025, to April 20, 2025.

(e) Employee Stock Ownership Plan (“ESOP”) – Transfer to the Plan

The final loan payment and release of shares from the ESOP was made in December 2024. Final statements were released to participants in May 2025. Subsequently, the Plan was restated and adopted December 1, 2025 with provisions required for the merger of the ESOP into the 401(k) Plan. Participants were informed that shares would transfer in-kind with any cash invested based on their Plan elections. The ESOP assets of 3,372,584 Provident Financial Services, Inc. common stock were transferred on December 8, 2025. The blackout period was from December 1, 2025, to December 12, 2025.

(f) Employer Contributions
In 2025, employer matching contributions were made by the Bank in an amount equal to 50% of the first 8% of a participant’s eligible contributions. In 2024, employer matching contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant’s eligible contributions. The Bank’s board of directors sets the matching contribution rate at its sole discretion.

In addition, effective January 1, 2023, the Plan allows for a discretionary employer profit-sharing contribution to eligible participants. Any profit-sharing contribution will be allocated among eligible participants accounts in the ratio that the eligible participant's compensation bears to the total compensation paid to eligible participants in the Plan year. There was no profit-sharing contribution for the 2025 Plan year. For Plan year 2024, a profit-sharing contribution of 1.5% was allocated to participant accounts.

Employer contributions effective during the Plan year but not paid until after the Plan year ended are accrued and recorded as contributions receivable on the statements of net assets available for benefits. As of December 31, 2025 and 2024, the Plan recorded employer contributions receivable of $130,816 and $237,671, respectively.
(g) Vesting and Forfeitures
Participants are always fully vested in their contributions, Provident employer matching contributions, and income or losses thereon.
Profit-sharing contribution accounts will vest with the following schedule:

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Years of Vesting Service Vested Percentage
Less than 2 years —%
At least 2 years 50%
At least 3 years 100%

Participant forfeitures of non-vested balances will be used to reduce future employer contributions or to defray the expenses of the Plan.
The Lakeland 401(k) Plan employer contributions made to the Lakeland 401(k) Plan prior to January 1, 2025, vest according to following graduated vesting schedule:

Years of Vesting Service Vested Percentage
Less than 1 year —%
At least 1 years 25%
At least 2 years 50%
At least 3 years 75%
At least 4 years 100%

(h) Notes Receivable from Participants
Upon written application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The minimum permissible loan is $2,000. The maximum permissible loan available is limited to the lesser of: (i) $50,000 with certain reductions or (ii) 50% of the participant’s account balance. Any loan made must generally be repaid within a period, not to exceed the earlier of termination of employment or five years. The term of the loan may exceed five years for the purchase of a primary residence. Loans bear a rate of interest that remains in effect for the duration of the loan equal to the prime rate (as published in the Wall Street Journal) as of the date of the loan application, plus 1%. As of December 31, 2025 and 2024, the interest rates ranged from 4.25% to 9.50%, respectively.
Principal and interest is paid ratably through bi-weekly payroll deductions or directly by the participant to the Plan custodian.
(i)     Benefit Payments/Withdrawals
Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in: (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During employment, participants may make cash withdrawals of post-tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre-tax participant contributions are also permitted once per year, but may include a penalty.
Participants may elect to have allocated cash dividends declared on the employer common stock and received by the trustee distributed in cash or elect to reinvest the dividends. For the years ended December 31, 2025 and 2024, cash dividends of $4,848 and $8,463, respectively were paid to Plan participants and are reflected as benefits paid to participants on the statements of changes in net assets available for benefits.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(j) Participants’ Accounts
Separate accounts for each participant are maintained and credited with the participant’s contributions, employer matching and discretionary profit-sharing contributions, ESOP contributions and the participant’s proportionate share, as defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.
(k)     Plan Changes
Effective January 1, 2024, the Plan was amended to comply with the benefit provisions under the Setting Every Community Up for Retirement Enhancement ("SECURE") Act and the SECURE 2.0 Act. The age of required minimum distribution ("RMD") must commence at age 73. A participant's account balance for mandatory distribution provision was increased from $5,000 or less to $7,000 or less. The adjustment of catch-up contribution limit for participants was increased from 60 to 63. Participants will be eligible to self-certify the amount and nature of their financial hardship. The Plan will allow participants to take a distribution for victims of domestic violence, birth or adoption, and qualified disaster recovery.

Effective January 1, 2025, the Plan was amended to allow ESOP participants to participate in the Plan’s profit-sharing provisions and to allow participants in the Lakeland 401(k) Plan to participate in the Plan. Employee and employer contributions to the Lakeland 401(k) Plan were frozen effective December 31, 2024.

Effective April 1, 2025, the Plan was amended to merge the Lakeland 401(k) Plan with the Plan. Amendment provided that Lakeland 401(k) Plan participants retained their accrued benefits, vesting and service earned under the Lakeland 401(k) Plan. Outstanding participant loans were transferred and counted toward the Plan’s two loan limit.

Effective December 1, 2025, the Plan was restated and inclusive of provisions required for the merger of the ESOP into the 401(k) Plan.

(l)    Funds and Accounts Managed by Principal Trust Company
Under the terms of a trust agreement between the Principal Trust Company (the “Custodian”) and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian held the Plan’s investment assets and executed transactions relating to such assets.
(2)Summary of Significant Accounting Policies
(a)     Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").
(b)     Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(c)    Risks and Uncertainties
The Plan invests in various investment instruments, including mutual funds, collective investment trusts, guaranteed investment contract, and the Provident Financial Services, Inc. common stock.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Investment securities in general are exposed to various risks, such as interest rate, credit, and market risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the amounts reported in the financial statements.
The Plan does not invest directly in securities with contractual cash flows such as assets backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. However, some investment options within the Plan have underlying investments that may have exposure to some of these securities, depending on their investment strategies.
The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the parent company of the Bank.
The Plan provides for investment in the common stock of Provident Financial Services, Inc. (the “Company”), the parent company of the Bank. At December 31, 2025 and 2024, approximately 21% and 7% of the Plan’s net assets were invested in the common stock of the Company, respectively. The underlying values of the Company common stock are entirely dependent upon the financial performance of the Company, and the market’s evaluation of such performance.
(d)     Notes Receivable from Participants
Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.
(e) Investment Securities
Investment securities, other than fully benefit-responsive investment contracts, are reported at fair value. Fair value is the amount at which an asset may be purchased or sold in an orderly transaction between market participants. Purchases and sales of securities are recorded on the trade date.
For fully benefit-responsive investment contracts of a defined contribution plan, contract value is the relevant measurement attributable to that portion of the net assets available for benefits, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
(f)      Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
(g) Benefits Paid to Participants
Benefits are recorded when paid.
(h)     Impact of Recent Accounting Pronouncements
The Plan assessed recent accounting pronouncements, noting none that would impact the financial statements or notes to the financial statements.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(3)Plan Expenses
Certain costs of administrative services rendered on behalf of the Plan including accounting, tax, legal, audit and other administrative support were borne by the Bank. The payment of contract administrator fees charged to each participant account with assets is equal to $5.34 per month paid to Principal. A portion of investment management fees of certain funds offered by the Plan are paid by Principal in a revenue share arrangement. Participants invested in those funds receive a monthly fee rebate for revenue sharing.

(4)Revenue Credits
Revenue credits are presented in Net appreciation in fair value of investments in the statements of changes in net assets available for benefits.

(5)Plan Termination
Although it has not expressed an intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.
(6)Federal Income Taxes
On November 4, 2016, the Plan received a favorable Determination Letter from the IRS, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (the "Code") and therefore are exempt from federal income taxes. The Plan has been amended since the issuance of the IRS determination letter in accordance with the IRS requirements. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Code.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025 and 2024, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(7)Investment Securities at Fair Value
Investment securities recorded at fair value at December 31, 2025 and 2024 consisted of mutual funds, collective investment trusts, and common stock issued by the Company.
U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under U.S. GAAP are as follows:
Level 1: Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
There have been no changes in valuation methodologies used at December 31, 2025 and 2024 and there were no transfers between levels for the years ended December 31, 2025 and 2024. The valuation methodologies used for assets measured at fair value are as follows:
Collective Investment Trusts: Measured using quoted prices in markets that are not active, and valued by the net asset value ("NAV") of the units, based on the fair value of the underlying holdings.
Mutual funds: Mutual Funds are measured based on exchange quoted prices available in active markets.
Provident Financial Services Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded (New York Stock Exchange).
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2025 and 2024:

	Fair value measurements at December 31, 2025
	Total	Level 1	Level 2	Level 3
Collective Investment Trusts	$172,898,790	$—	$172,898,790	$—
Mutual funds	$94,144,693	94,144,693	—	—
Company common stock	$71,066,375	71,066,375	—	—
	$338,109,858	$165,211,068	$172,898,790	$—

	Fair value measurements at December 31, 2024
	Total	Level 1	Level 2	Level 3
Collective Investment Trusts	$87,138,861	$—	$87,138,861	$—
Mutual funds	$69,273,763	69,273,763	—	—
Company common stock	$13,320,220	13,320,220	—	—
	$169,732,844	$82,593,983	$87,138,861	$—

The Plan’s investments in mutual funds and collective investment trusts are valued and redeemable daily. There are no restrictions on redemptions except if certain funds are held in participant accounts for less than specified periods, the account may be charged a redemption fee on the amount redeemed.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(8) Principal Fixed Income Option
The Plan invests in the Principal Fixed Income Guarantee Option (the “Contract”), a benefit-responsive group annuity contract issued by the Principal Life Insurance Company. The Contract is not a portfolio of contracts with yields based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets consist primarily of treasuries, commercial real estate mortgages, mortgage-backed securities and short-term cash equivalents.
Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. An employer-level surrender of the Plan’s interest in the Principal Fixed Income Guarantee Option or employer-initiated transfer will be subject to either a 12-month irrevocable advance notice or a 5% surrender charge, whichever the employer chooses.
Although the existence of certain conditions or transactions outside the normal operations of the Contract could limit the Plan's ability to transact at contract value, management has determined that as of December 31, 2025 these conditions or transactions are not considered probable.
(9) Related-Party and Party-in-Interest Transactions
Certain Plan investments are investment contracts or shares of fixed income managed or issued by Principal or its affiliates. Investment fees were paid by the funds to Principal and are reflected in the change in fair value of the funds. Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Contract administrator fees that were paid from Plan assets were $213,076 and $136,200, for the years ended December 31, 2025 and 2024, respectively.
As of December 31, 2025 and 2024, the Plan held 3,601,632 shares and 705,894 shares, respectively, of common stock of the Company with a cost basis of $71,059,617 and $13,428,324, respectively. During the years ended December 31, 2025 and 2024, the Plan recorded dividend income of $719,158 and $682,010, respectively, and purchases of shares by the Plan totaled $2,495,861 and $2,066,059, respectively.

(10)    Subsequent Events
In connection with the preparation of the financial statements, the Plan administrator has evaluated subsequent events after December 31, 2025 through June 26, 2026, the date the financial statements were issued, and concluded that no additional disclosures were required.

PROVIDENT BANK 401(k) PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
(EIN: 22-1211130 Plan Number: 004)
December 31, 2025

Identity of issuer		Description of investment	Cost	Current Value
*	Principal Life Insurance Company	Insurance Company General Account
		Principal Fixed Income Guarantee Option at contract value	(a)	11,564,827
	Reliance Trust Company	Common/Collective Trust
		MetLife SV Fund Ser 25053 CI 0	(a)	2,390,022
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2005 Trust	(a)	131,677
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2010 Fund	(a)	704,225
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2015 Trust	(a)	1,283,366
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2020 Trust	(a)	10,445,491
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2025 Trust	(a)	20,991,478
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2030 Trust	(a)	37,792,274
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2035 Trust	(a)	18,351,654
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2040 Trust	(a)	18,500,932
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2045 Trust	(a)	16,535,985
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2050 Trust	(a)	13,680,388
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2055 Trust	(a)	8,977,356
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2060 Trust	(a)	3,135,796
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2065 Trust	(a)	1,883,019
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2070 Trust	(a)	1,687
	Columbia Management Advisors	Common/Collective Trust
		Columbia Tr Div Inc Inst 300	(a)	11,529,177
	MFS Investment Management	Common/Collective Trust
		MFS Mid-Cap Growth FD CI CT	(a)	6,564,263
	T. Rowe Price Associates, Inc.	Registered Investment Company
		T. Rowe Price Mid Cap Value	(a)	3,613,606
	JP Morgan Investment Mgmt Inc	Registered Investment Company
		JP Morgan US Equity A Fund	(a)	8,707,087
	Mainstay	Registered Investment Company
		NYLI Winslow Large Cap Growth I Fund	(a)	24,155,215

PROVIDENT BANK 401(k) PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
(EIN: 22-1211130 Plan Number: 004)
December 31, 2025

	Dodge & Cox	Registered Investment Company
		Dodge & Cox Income X Fund	(a)	4,622,126
	American Funds Service Company	Registered Investment Company
		American Funds Europacific Growth	(a)	7,026,820
	Fidelity Management & Research	Registered Investment Company
		Fidelity US Bond Index Fund	(a)	3,425,386
	Fidelity Management & Research	Registered Investment Company
		Fidelity Glb Ex US Index Fund	(a)	3,469,171
	Fidelity Management & Research	Registered Investment Company
		Fidelity Mid Cap Index Fund	(a)	3,763,825
	Fidelity Management & Research	Registered Investment Company
		Fidelity Small Cap Index Fund	(a)	3,566,329
	Fidelity Management & Research	Registered Investment Company
		Fidelity 500 Index Fund	(a)	29,280,259
	Wells Fargo	Registered Investment Company
		Allspring Spl Small Cap Value Fund	(a)	1,539,590
	Wasatch Funds	Registered Investment Company
		Wasatch Core Growth Fund	(a)	975,279
*	Provident Financial Services, Inc.	Common Stock	(a)	71,066,375
*	Notes receivable from participants (b)		0	5,249,721
	Total			$354,924,406
*	A party-in-interest as defined by ERISA.
	(a) The cost of participant-directed investments is not required to be disclosed.
	(b) As of December 31, 2025, the interest rate ranged from 4.25% to 9.50%

See accompanying Report of Independent Auditors' Report.

PROVIDENT BANK 401(k) PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
(EIN: 22-1211130 Plan Number: 004)
December 31, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROVIDENT BANK 401(K) PLAN

by: /s/ Andrea Lustig

Andrea Lustig
On behalf of the
Plan Administrator
Senior Vice President
Provident Bank

Date: June 29, 2026

Exhibit Index

23.1 - Consent of Independent Registered Public Accounting Firm, BDO USA, P.C.